XOMA CORPORATION

2200 Powell Street, Suite 310

Emeryville, California 94608

(510) 204-7200

March 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deanna Virginio

RE:	XOMA Corporation

Registration Statement on Form S-3

File No. 333-254073

Ladies and Gentlemen:

XOMA Corporation hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on March 19, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours,

XOMA Corporation

By:	/s/ Thomas Burns
Thomas Burns
Senior Vice President, Finance and Chief Financial Officer